

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2020

Margaret K. Seif
Chief People Officer and Chief Legal Officer
Analog Devices, Inc.
One Technology Way
Norwood, Massachusetts 02062-9106

> **Re: Analog Devices, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 18, 2020**
> **File No. 333-248092**

Dear Ms. Seif:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mark Gordon, Esq.